FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX: FR	January 2, 2013
NYSE: AG
Frankfurt: FMV

First Majestic Appoints VP of Operations

First Majestic Silver Corp. (“First Majestic” or the “Company”) (NYSE:AG; TSX:FR) is pleased to announce the appointment of Mr. Salvador García Ledezma as Vice President of Operations responsible for all operations and new project activities at the Company's growing silver mining portfolio in Mexico.

First Majestic is creating the VP of Operations position to reinforce our team for the future growth of the Company, both in operations and in new projects. In this position, Mr. García will lead a team consisting of the Regional Operations Manager, who is in charge of the operations of the La Encantada, La Parrilla, La Guitarra and San Martin Silver Mines and the Regional Projects Manager, who is in charge of the construction and the start-up of the new Del Toro Silver Mine as well as the current expansions underway at the La Guitarra mine. The VP of Operations and the VP of Exploration report to the Company’s Chief Operating Officer (COO), Ramon Davila based in Durango, Mexico.

Mr. García has over 35 years of experience in the mining industry in Mexico with extensive experience in development and production including open pit and underground operations. Prior to joining First Majestic, Mr. García was with Luismin (purchased by Goldcorp (NYSE:GG; TSX:G)) for a period of 25 years holding several positions from General Manager to Operations Director and later promoted to the senior management team of Goldcorp as Vice President for Mexico. In those positions, he was in charge of the operations at the Tayoltita and San Antonio mines and was involved in the development, construction and operation of the Los Filos, El Sauzal and Peñasquito mines.

Mr. García holds a B.Sc. degree in Mining Engineering from the Guanajuato University School of Mines in Mexico. In addition, Mr. García has been a member of the Executive Committee of the Mexican Mining Chamber from 2007 to 2012, a member of the Executive Committee of the Canadian Chamber of Commerce from 2008 to 2012, and President of the MTF (Mining Task Force) of the Canadian Chamber of Commerce from 2010 to 2012 which represents 52 Canadian mining companies.

Keith Neumeyer, President and CEO of First Majestic states, “Mr. García is a well-known and highly respected Mexican mining engineer who we are very pleased to appoint as our VP of Operations. His many years of experience in operating both underground and open pit mining projects and mine construction will be a significant benefit in advancing all of First Majestic's projects.”

First Majestic is a producing company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.